Exhibit 99.1

TechFaith Provides Business Update

Beijing, China, December 20, 2018 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today provided a business update, with unaudited condensed financial results for the first half period ended June 30, 2018.

For the first half of 2018, TechFaith reported total net revenues of US$13.6 million compared to US$23.6 million in the same period of last year. Gross profit for the first half of 2018 was US$2.4 million compared to US$3.9 million in the same period of last year. Gross margin for the first half of 2018 was 17.3% compared to 16.4% in the same period of last year.

Operating expenses for the first half of 2018 were US$47.7 million compared to US$9.2 million in the same period of last year. Operating expenses for the first half of 2018 include bad debt provisions of US$37.9 million, comprised of approximately US$28.7 million related to a short-term loan that an unrelated third party defaulted on, and approximately US$9.2 million for doubtful accounts receivable and other receivables. Although the Company was able to collect, $20.7 million of the above mentioned short-term loan through the reporting date, the Company determined that the provision was necessary due to the default and the current credit condition of the counterparty. Operating expenses for the first half of 2018 also include impairment of long-lived assets of US$5.4 million, which is related to the write down in carrying value of real estate assets held by the Company under the continued operations, for the properties and constructions in progress in Shenyang, China.

On July 12, 2018, the Company announced an agreement to sell its 100% ownership in Charm Faith Limited, a wholly-owned subsidiary of TechFaith. The Company has transferred the 100% ownership to the buyer, and has already received proceeds of approximately US$70 million (or RMB468 million), as of November 30, 2018. The purchase agreement provides a full consideration of approximately US$104 million (or RMB710 million), which is subject to certain price adjustment mechanisms and an installment payment schedule. After the price adjustments, the final settlement price is expected to be approximately US$90 million (or RMB616 million), including a cash consideration of US$78 million (or RMB536 million) and assumption of debt of about US$11.7 million (or RMB80 million). As a result of the lower transaction valuation, the Company wrote down the carrying value of the assets held for sale to fair value less any cost to sell as of June 30, 2018, and recognized an impairment loss of US$62.2 million under net loss from discontinued operations for the first half period ended on June 30, 2018.

Reflecting the adverse impact of the above noted charges, provisions and write downs, net loss attributed to TechFaith for the first half of 2018 was US$109.5 million, or US$10.3 per basic and diluted weighted average outstanding ADS, compared to net loss of US$2.6 million, or US$0.24 per basic and diluted weighted average outstanding ADS, in the same period of last year.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “There has been a further weakening of China’s domestic property market and valuations due macro-economic weakness, a tighter domestic credit market and overall heightened caution. Transactions have been challenged as buyer situations have been negatively impacted and counterparties move to shore up their financial resources under a more conservative financing environment. We are seeing softness in our mobile solutions due to the current trade tensions and tariffs. We are also seeing uncertainty and lower visibility for our real estate rental business and in additional financing from local banks after we disposed of our major real estate projects. Understanding we cannot control the broader environment, we remain focused on operational efficiencies, further lowering costs where possible and working to improve gross margin on a lower revenue base. We have also taken steps to consolidate our balance sheet, including taking provisions for doubtful accounts and bad debt as required under standard accounting practices.”

Mr. Deyou Dong, Chairman and Chief Executive Officer of TechFaith, said, “The positive momentum that was starting to build in our business earlier in the year turned into headwinds in both our mobile solutions and real estate areas. We had expected to see some improvement on the mobile solutions area but the market has further weakened following ongoing trade tension and tariffs. The situation is equally challenging in the real estate area where valuations and demand from buyers have been negatively impacted due to more restrictive lending policies and greater uncertainty in the market. As such, we are focused on further rationalizing our cost structure, improving profitability on a lower revenue base, reducing asset risk on our balance sheet and extracting value from our portfolio. We have navigated many challenging market cycles over the Company’s history and are applying that experience as we work to emerge in a stronger position.”

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China TechFaith Wireless Communication Technology Limited	Global IR Partners
Tel: +86-10-5822-8866	Tel: +1-914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Six Months Ended June 30
	2017	2018
Revenues:
Mobile phone business
Third parties	$23,249	$13,602

Related party	190	—

Real estate	165	—

Total net revenues	$23,604	$13,602

Cost of revenues:
Mobile phone business
Third parties	$19,478	$11,250

Related party	149	—
Real estate	97	—

Total cost of revenues	$19,724	$11,250

Gross Profit	$3,880	$2,352
Operating expenses:
General and administrative (including bad debt expenses of $1,388 and $37,886 for six months ended June 30, 2017 and June 30, 2018, respectively)	$3,180	$39,511
Research and development	3,665	1,961
Selling and marketing	649	790
Impairment of long-lived assets	1,750	5,422

Total operating expenses	$9,244	$47,684
Government subsidy income	—	94

Loss from operations	$(5,364)	$(45,238)
Interest expense	(191)	(247)
Interest income	23	2
Other expenses, net	(16)	—
Change in fair value of put option	(1,800)	(420)

Loss before income taxes	$(7,348)	$(45,903)
Income tax expenses	—	—

Net loss from continuing operations	$(7,348)	$(45,903)
Net loss from discontinued operations	$(39)	$(64,819)
Net income from operations disposed	$3,837	—
Net loss	$(3,550)	$(110,722)
Less: net loss attributable to the noncontrolling interest	(963)	(1,193)

Net loss attributable to TechFaith	$(2,587)	$(109,529)

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:
Continuing operations	$(0.01)	$(0.06)

Discontinued operations	$0.00	$(0.08)

Net loss per share attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.01)	$(0.14)

Net loss per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted:

Continuing operations	$(0.60)	$(4.22)

Discontinued operations	$0.36	$(6.12)

Net loss per ADS attributable to China Techfaith Wireless Communication Technology Limited-Basic and Diluted	$(0.24)	$(10.34)

Net loss	$(3,550)	$(110,722)
Other comprehensive income (loss), net of tax Foreign currency translation adjustment	3,827	(3,019)

Comprehensive (loss) income	277	(113,741)
Less: Comprehensive loss attributable to noncontrolling interest	(1,527)	(1,376)

Comprehensive (loss) income attributable to TechFaith	$1,804	$(112,365)

Weighted average shares outstanding
Basic	794,003,193	794,003,193

Diluted	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2017	June 30,2018
Assets
Current assets:
Cash and cash equivalents	$667	$1,778
Accounts receivable, net of allowances of $3,649 and $5,505 as of December 31, 2017 and June 30, 2018, respectively	8,006	7,497
Accounts receivable due from a related party, net of allowances of $nil and $1,601 as of December 31, 2017 and June 30, 2018, respectively	1,601	—

Amount due from a related party	1,104	724

Inventories, net	212	—
Prepaid expenses and other current assets, net of allowances of $1,086 and $6,536 as of December 31, 2017 and June 30, 2018, respectively	24,024	17,268
Current receivable - real estate disposition	35,983	36,497
Loan receivables, net of allowances of $nil and $27,585 as of December 31, 2017 and June 30, 2018, respectively	53,794	20,663

Current assets held for sale	1,762	693

Total current assets	$127,153	$85,120

Property, plant and equipment, net of impairment of $nil and $1,334 as of December 31, 2017 and June 30, 2018, respectively	$13,209	$16,392
Construction in progress, net of impairment of $nil and $3,581 as of December 31, 2017 and June 30, 2018, respectively	23,882	19,901
Land use rights, net of impairment of $nil and $302 as of December 31, 2017 and June 30, 2018, respectively	2,042	1,678
Acquired intangible assets, net	983	432
Other non-current assets	7,030	6,913
Non-current receivable - real estate disposition	30,739	30,225
Other long-term receivables and prepaid expenses	1,933	1,426
Other assets held for sale	142,496	78,098

Total assets	$349,467	$240,185

Liabilities and equity
Current liabilities:
Accounts payable	1,826	2,091
Short-term loans	3,809	11,269
Accrued expenses and other current liabilities	20,250	20,771
Advance from customers	8,230	8,485
Deferred revenue	2,520	1,484
Income tax payable	952	937
Put option liability	8,970	9,390
Liabilities held for sale	1,577	3,046

Total current liabilities	$48,134	$57,473
Long-term loans	290	290
Non-current liabilities held for sale	12,373	11,183

Total liabilities	$60,797	$68,946

Equity
Ordinary shares ($0.00002 par value; 50,000,000,000,000 shares authorized; 794,003,193 and 794,003,193 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	$16	$16
Additional paid-in capital	144,836	143,453
Accumulated other comprehensive income	31,120	28,284
Statutory reserves	21,567	21,567
Retained earnings (accumulated deficit)	67,136	(42,393)

Total Techfaith shareholders’ equity	$264,675	$150,927

Noncontrolling interest	$23,995	$20,312

Total equity	$288,670	$171,239

Total liabilities and equity	$349,467	$240,185